Exhibit (h)(xi)

SUPPLEMENT TO TRANSFER AGENCY AND SERVICE AGREEMENT

This Supplement dated as of March 6, 2018 (this “Supplement”) is to the Transfer Agency and Service Agreement dated December 7, 2006, as amended (the “Agreement”), between ALPS Fund Services, Inc. (“ALPS”) and ALPS Variable Investment Trust (the “Trust”).

WHEREAS, the Trust and ALPS wish to supplement the Agreement in certain respects as more fully set forth below effective as of the date of this Supplement.

NOW, THEREFORE, in consideration of the premises and mutual covenants hereinafter contained, the parties hereto agree as follows:

1.       ALPS shall cause to be moved to Trust custody accounts, on behalf of each applicable series of the Trust, all Depository Trust & Clearing Corporation (“DTCC”) purchase settlements paid into transfer agency demand deposit accounts at Colorado State Bank and Trust (the “Depository Institution”) and recorded in the name of the Trust as beneficial owner, on behalf of each applicable series of the Trust (i) that are maintained in connection with ALPS’ services to the Trust under the Agreement and (ii) as to which ALPS has authority to make deposits and withdrawals (the “Operating Accounts”). Each movement shall occur the business day after settlement from DTCC.

2.       Each month, from any earnings credits/interest attributable to amounts held in the Operating Accounts (the “Credits”), ALPS will retain for certain administrative services related to the Operating Accounts twenty-five percent (25%) of the Credits and shall apply the remaining portion of the Credits against Depository Institution fees. If further Credits remain, those Credits shall be applied to fees for services under the Agreement.

3.       Notwithstanding anything to the contrary in any agreement under which ALPS is authorized, directly or indirectly, to perform for the Trust transfer agency, shareholder servicing agency, or related services, whether as principal, agent or sub-agent, ALPS is hereby authorized and instructed to accept or deposit into the Operating Accounts (i) all checks and payments received by ALPS from National Securities Clearing Corporation (“NSCC”), an affiliate of DTCC (if NSCC’s services are utilized by the Trust), broker-dealers, intermediaries for shareholders, or shareholders, and any other sums received by ALPS, on behalf of the Trust, for investment in shares of the Trust while such sums await their crediting to the Trust and (ii) any amounts received from a custodian for the Trust for payment to an existing or former shareholder.

4.       The Trust represents and warrants to ALPS that the arrangement described in this Supplement has been approved by a majority of (a) the trustees of the Trust and (b) a majority of the disinterested or unaffiliated trustees of the Trust.

5.       Except as specifically set forth herein, all other provisions of the Agreement, and the Fee Schedule attached thereto, shall remain in full force and effect. Any items not herein defined shall have the meaning ascribed to them in the Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Supplement as of the day and year first above written.

ALPS VARIABLE INVESTMENT TRUST ALPS FUND SERVICES, INC.

By:	/s/ Jeremy Held	By:	/s/ Jeremy O. May
Name:	Jeremy Held	Name:	Jeremy O. May
Title:	President	Title:	President

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